DLA Piper LLP (US)
1251 Avenue of the Americas
New York, NY 10020-1104
www.dlapiper.com
Sidney Burke
Sidney.Burke@dlapiper.com
T 212.335.4509

April 27, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attention:	Tracie Mariner Angela Connell Daniel Crawford Celeste Murphy

Re:	Haymaker Acquisition Corp. III

Revised Preliminary Proxy Statement on Schedule 14A

Filed April 8, 2022

File No. 001-40128

Dear Mses. Mariner, Connell and Murphy and Mr. Crawford:

This letter is submitted on behalf of Haymaker Acquisition Corp. III (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced Revised Preliminary Proxy Statement on Schedule 14A filed on April 8, 2022 (the “Preliminary Proxy Statement”), as set forth in your letter dated April 20, 2022, addressed to Steven J. Heyer, Chief Executive Officer and Chairman of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to the Preliminary Proxy Statement (the “Second Amended Proxy Statement”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Defined terms used in this letter not otherwise defined have the meanings ascribed to such terms in the Second Amended Proxy Statement.

Revised Preliminary Proxy Statement filed April 8, 2022.

Information About Biote

United States Securities and Exchange Commission

April 27, 2022

What We Offer

Biote Business Model/Solution, page 240

1.

We note Exhibit No. 99.1 in your report dated March 29, 2022 on form 8-K provides additional detail on Biote’s business. For example, page 11 makes it appear Biote’s hormone therapy solution does not include over-the-counter pills, prescription creams, patches, pills, or injectables, but instead, uses pellet implants as described by the graphic on page 11 that appears to show hormone pellets held in a person’s hand and the corresponding text above the hand. As another example, we note on page 49 that Biote charges a service fee averaging $180 for every hormone optimization procedure, accounting for 79% of Biote’s revenue. Please revise your proxy statement here to disclose the methods of hormone optimization (e.g., pellet implants, prescription pills) used by your practitioners that entitle Biote to service fees.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 242, 246, 247, 248 and 251 of the Second Amended Proxy Statement as requested.

Competition, page 252

2.

We note your response to comment 23 and reissue in part. Please revise your disclosure to provide more detail on the competition you face in the dietary supplement space. For example only, disclose whether there are other competitors that sell branded dietary supplements through certified practitioners and identify them.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 64 and 258 of the Second Amended Proxy Statement as requested.

* * *

[Signature page immediately follows.]

United States Securities and Exchange Commission

April 27, 2022

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (212) 335-4509 or Stephen P. Alicanti at (212) 335-4783.

Sincerely,

DLA Piper LLP (US)

/s/ Sidney Burke

Sidney Burke
Partner

cc:	Christopher Bradley, Haymaker Acquisition Corp. III

Stephen P. Alicanti, DLA Piper LLP (US)

Michal Berkner, Cooley LLP

Ryan Sansom, Cooley LLP

Peter Byrne, Cooley LLP